FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated: July 17, 2012

Deutsche Bank

Capped Knock-Out Notes (CBEN) Linked to an Equally Weighted Basket of 7 Stocks due August 7, 2013

Greater of contingent minimum return and underlying stock return, up to a cap if the downside barrier is not breached
Full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of an equally weighted basket of 7 stocks, up to the Maximum Return. The notes do not pay coupons or dividends and investors should be willing to lose up to 100% of their initial investment if the level of the Basket declines by more than 20.00% from the Initial Basket Level to the Final Basket Level, as measured on the Final Valuation Date. If the level of the Basket does not decline from the Initial Basket Level to the Final Basket Level by more than 20.00%, investors will be entitled to receive a return on their investment equal to the *greater* of (a) the Contingent Minimum Return and (b) the Basket Return, subject to the Maximum Return. Any Payment at Maturity is subject to the credit of the Issuer.

Note Characteristics

- Receive the greater of the Contingent Minimum Return and the Basket Return, up to the Maximum Return, if a Knock-Out Event does not occur.
- Full downside exposure if a Knock-Out Event occurs.

Risk Considerations

- Appreciation potential capped by the Maximum Return.
- You will lose a significant portion or all of your investment in the notes if the Final Basket Level has decreased, as compared to the Initial Basket Level, by more than 20.00%.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Basket

Underlying Stock	Ticker	Stock Weighting
Common Stock of ConocoPhillips	COP	1/7
Common Stock of Exxon Mobil Corporation	XOM	1/7
Common Shares of Cenovus Energy, Inc.	CVE	1/7
Common Stock of Occidental Petroleum Corporation	OXY	1/7
American Depositary Shares of Royal Dutch Shell plc (representing Class A ordinary shares)	RDS/A	1/7
American Depositary Shares of TOTAL S.A.	TOT	1/7
American Depositary Shares of BP p.l.c.	BP	1/7

Summary of Indicative Terms

CUSIP:	2515A1KZ3
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 12 months
Face Amount:	$1,000 per note
Knock-Out Event:	A Knock-Out Event occurs if the Final Basket Level has decreased, as compared to the Initial Basket Level, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Knock-Out Level:	80.00, equal to 80.00% of the Initial Basket Level
Contingent Minimum Return:	1.60%
Maximum Return:	20.00%
Payment at Maturity:	• If a Knock-Out Event has occurred: $1,000 + ($1,000 x Basket Return) • If a Knock-Out Event has not occurred: $1,000 + [$1,000 x the *greater* of (i) the Contingent Minimum Return and (ii) the Basket Return, subject to the Maximum Return]
Basket Return:	(Final Basket Level – Initial Basket Level) / Initial Basket Level
Initial Basket Level:	Set equal to 100 on the Trade Date
Final Basket Level:	The Final Basket Level will be calculated as follows: 100 x [1 + the sum of the Underlying Stock Returns of each Underlying Stock x (1/7)]
Underlying Stock Return:	(Final Stock Price – Initial Stock Price) / Initial Stock Price
Initial Stock Price:	With respect to each Underlying Stock, the Closing Price of one share of such Underlying Stock on the Trade Date, *divided by* the applicable Stock Adjustment Factor
Final Stock Price:	With respect to each Underlying Stock, the Closing Price of one share of such Underlying Stock on the Final Valuation Date
Stock Adjustment Factor:	With respect to each Underlying Stock, initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock
Trade Date:	July 20, 2012
Settlement Date:	July 25, 2012
Final Valuation Date:	August 2, 2013
Maturity Date:	August 7, 2013
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1575AZ.

For more information regarding this offering, please refer to the term sheet No. 1575AZ on the SEC website at http://sec.gov/Archives/edgar/data/1159508/000095010312003619/dp31673_fwp-ts1575az.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Basket Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

1 Determine the Basket Return

Basket Return = Final Basket Level -- Initial Basket Level
                ------------------------------------------
                         Initial Basket Level

2 A Knock-Out Event has occurred                                 Face Amount Face Amount Basket Return
                No                Yes   Payment at Maturity =    $1,000 + ( $1,000 x Basket Return )

In this scenario, investors will lose a significant portion or all of their investment in the notes.

3  Basket Return is between
  1.60% and -20.00% (inclusive)? Yes                        Face Amount Face Amount Contingent Minimum Return
               No                    Payment at Maturity =     $1,000 + ( $1,000 x 1.60% )

4 Basket Return is                               Face Amount Face Amount            Basket Return Maximum Return
  greater than 1.60%? Yes  Payment at Maturity = $1,000 + [$1,000 x the lesser of (i) Basket Return and (ii) 20.00%]

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a KnockOut Level equal to 80.00% of the Initial Basket Level, a Contingent
Minimum Return of 1.60% and a Maximum Return of 20.00% .

Basket Return Total Return on Notes Payment at Maturity
------------- --------------------- -------------------
   100.00%            20.00%              $1,200.00
    80.00%            20.00%              $1,200.00
    50.00%            20.00%              $1,200.00
------------- ===================== -------------------
    20.00%            20.00%              $1,200.00
              ---------------------
    10.00%            10.00%              $1,100.00
    5.00%              5.00%              $1,050.00
    2.50%              2.50%              $1,025.00
------------- ===================== -------------------
    1.60%              1.60%              $1,016.00
              ---------------------
    0.00%              1.60%              $1,016.00
   -10.00%             1.60%              $1,016.00
------------- ===================== -------------------
   -20.00%             1.60%              $1,016.00
              ---------------------
   -50.00%            -50.00%              $500.00
   -80.00%            -80.00%              $200.00
   -100.00%          -100.00%               $0.00

Hypothetical Return Graph

[GRAPHIC OMITTED]

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF A SIGNIFICANT PORTION OR ALL OF YOUR INITIAL INVESTMENT – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the performance of the Basket. If a Knock-Out Event occurs, your investment will be fully exposed to any decline in the level of the Basket, and you will lose a significant portion or all of your investment in the notes.

THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the performance of the Basket but subject to the Contingent Minimum Return and Maximum Return. Therefore, the maximum Payment at Maturity will be $1,200.00 per $1,000 Face Amount of notes, and you will not benefit from any increase in the level of the Basket in excess of 20.00%. Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

YOU WILL NOT BE ENTITLED TO RECEIVE THE CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS – If the Final Basket Level declines from the Initial Basket Level by more than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event occurs and you will not be entitled to receive the Contingent Minimum Return. Under these circumstances, your investment will be fully exposed to the decline in the Basket during the term of the notes, and you will lose a significant portion or all of your investment.

CHANGES IN THE VALUE OF THE UNDERLYING STOCKS MAY OFFSET EACH OTHER – The notes are linked to a Basket consisting of 7 Underlying Stocks. Price movements in the Underlying Stocks may not correlate with each other. At a time when the values of some of the Underlying Stocks increase, the values of other Underlying Stocks may not increase as much or may decline in value. Therefore, in calculating the Final Basket Level, increases in the value of some of the Underlying Stocks may be moderated, offset or more than offset by lesser increases or declines in the value of the other Underlying Stocks.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS – Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING STOCKS – The return on your notes may not reflect the return you would realize if you directly invested in the Underlying Stocks. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the Underlying Stocks would have.

NO OWNERSHIP OR DIVIDEND RIGHTS IN THE UNDERLYING STOCKS – As a holder of the notes, you will not have any ownership interest or rights in any of the Underlying Stocks, such as voting rights or rights to receive dividend payments. In addition, the issuers of the Underlying Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Underlying Stocks and the notes.

THE UNDERLYING STOCKS ARE CONCENTRATED IN THE OIL INDUSTRY – Each of the Underlying Stocks has been issued by a company whose business is associated with the oil industry. Because the value of the notes and the Payment at Maturity are determined by the performance of each of the Underlying Stocks, an investment in the notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.

ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make adjustments to the Initial Stock Price, Closing Price and Final Stock Price of an Underlying Stock for certain adjustment events affecting such Underlying Stock, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of an Underlying Stock or another party makes a partial tender or partial exchange offer for such Underlying Stock. If a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the notes may be materially and adversely affected.

WE HAVE NO AFFILIATION WITH THE ISSUERS OF THE UNDERLYING STOCKS – The issuers of the Underlying Stocks are not affiliates of ours and are not involved in any way in the offering of the notes. Consequently, we have no control over the actions of the issuers of the Underlying Stocks, including any corporate actions that would affect the Payment at Maturity. The issuers of the Underlying Stocks have no obligation to consider your interests as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuers of the Underlying Stocks.

IF THE PRICES OF THE UNDERLYING STOCKS CHANGE, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER – Your notes may trade quite differently from the Underlying Stocks. Changes in the market prices of the Underlying Stocks may not result in comparable changes in the value of your notes.

PAST PERFORMANCE OF THE UNDERLYING STOCKS IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Underlying Stocks over the term of the notes may bear little relation to the historical prices of the Underlying Stocks and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying Stocks or whether the performance of the Underlying Stocks will result in the return of any of your investment.

FLUCTUATIONS IN EXCHANGE RATES MAY AFFECT YOUR INVESTMENT – There are significant risks related to an investment in a note that is linked to an American Depositary Share (“ADS”) (as evidenced by American depositary receipts), which is quoted and traded in U.S. dollars, representing an equity security that is quoted and traded in a foreign currency. An ADS, which is quoted and traded in U.S. dollars, may trade differently from its underlying equity security. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile, and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the underlying equity security on non-U.S. securities markets and, as a result, may affect the market price of the ADSs to which the notes are linked, which may consequently affect the value of the notes.

THE NOTES MAY BE SUBJECT TO NON-U.S. SECURITIES MARKETS RISK – An investment in the notes linked, in part, to the value of ADSs and the value of securities issued by non-U.S. companies, such as common shares of Cenovus Energy, Inc., involves risks associated with the securities markets in those countries where the non-U.S. equity securities are traded. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. Non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs AND THE RIGHTS OF HOLDERS OF THE COMMON STOCK OF A FOREIGN COMPANY – You should be aware that some of the Underlying Stocks are ADSs and not the common shares represented by the ADSs, and there exist important differences between the rights of holders of ADSs and the rights of holders of the corresponding common share. Each ADS is a security evidenced by American depositary receipts that represents certain number of common share of a foreign company. Generally, ADSs are issued under a deposit agreement which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common shares of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of ADSs and holders of the corresponding common share may be significant and may materially and adversely affect the value of the notes linked to such ADSs.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the prices of the Underlying Stocks will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Underlying Stocks and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Stocks on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Stocks. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

WE AND OUR AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE UNDERLYING STOCKS AND THE VALUE OF NOTES – We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying Stocks to which the notes are linked.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes generally should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1575AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1575AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.